

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

> **Re: NorthView Acquisition Corporation**
> **Amendment No. 8 to Registration Statement on Form S-4**
> **Filed April 1, 2024**
> **File No. 333-269417**

Dear Jack Stover:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Amendment No. 8 to Registration Statement on Form S-4 filed April 1, 2024

Background to Discussions with Financing Sources, page 119

1. We refer to your disclosure on page 120 that Benchmark Capital identified a potential SPAC investor and coordinated an introductory call with Atalaya Capital Management LP on April 27, 2023. You also disclose on page 121 that Atalaya, Profusa and NorthView proceeded with due diligence and drafting definitive agreements, but ultimately could not finalize a definitive agreement. Please revise to clarify when you engaged Benchmark Capital as a placement agent for the private placement, and when and the reasons underlying the parties' decision not to proceed with the private placement.

2. We note your revised disclosure on page 123 that although there is currently no agreement in place to include another investor, Profusa and NorthView have approved of Vellar's other investor. Please confirm that you will update your prospectus once you enter into any financing arrangements with other investors to disclose the negotiations and the

material terms of the agreement.

Stock Subscription

Cash-Settled Equity Derivative Transaction (CSED), page 125

3. We note your response to comment 3, but we are not persuaded by your response. In this regard, it appears that Vellar has committed to subscribe for the purchase of shares of Profusa common stock in a private placement transaction, conditioned on the receipt of unrestricted, registered shares of New Profusa. Because it appears that such investors have already been offered shares of New Profusa, and have made an investment decision to pay for and take delivery of shares of New Profusa, it appears the issuance of such shares to these investors was conducted through the private placement. Therefore, please remove the Stock Subscription Shares from the registration statement or provide a more detailed legal analysis as to why it is appropriate to register the primary issuance of these shares. As a related matter, we note that Vellar has agreed to provide funding pursuant to the CSED on the condition that the transferred shares of Profusa will convert into shares of New Profusa that are registered on this registration statement. Please remove the Recycled Shares from your registration statement, or provide us with a detailed legal analysis of why it is appropriate to register these shares as a primary issuance. Finally, your exhibit 10.9 is marked as your binding term sheet with Vellar, but the exhibit itself is an agreement with the Arena Investors. Please revise to include the binding term sheet with Vellar, and to label your exhibits accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 163

4. Upon the consummation of the Merger, Profusa's equityholders and holders of convertible promissory notes will receive or have the right to receive an aggregate of 18.5 million shares of New Profusa Common Stock. Please clarify in your disclosures the difference between the 18.5 million and the 15.5 million shares shown in the table on page 164.

Results of Operations, page 255

5. We note your response to prior comment 8, which we reissue in part. Please revise to clarify whether Profusa entered into the Statement of Work ("SOW") with the Henry Jackson Foundation ("HJF") in connection with the subcontract, describe in greater detail the scope of Profusa's activities pursuant to the SOW, and file the subcontract with HJF and the Statement of Work as exhibits to your registration statement or explain why you do not believe that you are required to do so.

Exhibits

6. Please provide a currently dated and signed auditor's consent from the auditors of Profusa, Inc. See Item 601(b)(23) of Regulation S-K.

General

7.   Please revise your disclosure to address the following comments:

- We note your revised disclosure on page v relating to the defined term "Private Placement Value," which means "the product of (i) any Profusa Private Placement Financing, multiplied by (ii) (A) the Parent Per Share Value divided by (B) two (2)." Please provide estimates for the Private Placement Value and Profusa Private Placement Financing, where appropriate. We refer to your disclosure elsewhere in the prospectus that pursuant to the Amendment No. 3 to the Merger Agreement, the aggregate consideration to be received by the Profusa shareholders increased by an additional $25 million; and

- We also note your cover page disclosure that the Exchange Ratio will be based on an equity valuation of Profusa of $180,000,000, but you disclose throughout the filing that Profusa's pre-transaction equity value is $155,000,000. Please revise your disclosure to address this inconsistency.

Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ralph V. De Martino, Esq.